Enstar Group Limited

P.O. Box HM 2267

Windsor Place, 3rd Floor, 18 Queen Street

Hamilton HM JX, Bermuda

October 12, 2011

Via EDGAR

Joel Parker

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Enstar Group Limited
Form 10-K for Fiscal Year Ended December 31, 2010
Filed March 7, 2011
File No. 001-33289

Dear Mr. Parker:

Enstar Group Limited (the “Company” or “we”) has carefully considered each of the comments in your letter dated September 29, 2011 and, on behalf of the Company, I respectfully provide the Company’s responses to your comments below. For your convenience, the text of each comment is reproduced below before the applicable response.

Comment 1:

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Loss and Loss Adjustment Expenses, page 72

1.	Please refer to prior comment one. Your proposed disclosure does not appear to discuss the impact on your future operating results of reasonably likely changes in the key assumptions supporting your reserve estimates. Also, your existing disclosure does not adequately explain why the IBNR reserve for “all other remaining liabilities” decreased by $164.9 million in 2010, $142.8 million in 2009 and $90 million in 2008. Please provide this information in your revised proposed disclosure to be included in future filings.

Response:

When estimating our reserves we utilize assumptions that we believe are appropriate at the time we make those estimates. If we believed those assumptions were reasonably

Joel Parker

October 12, 2011

likely to change, we would use different assumptions. Accordingly, we are unable to discuss the impact on future operating results of reasonably likely changes in our key assumptions. We do note, however, that when we have changed the assumptions used in our reserving methodologies, we have disclosed those changes and their impact on our reserve estimates. See, for example, page 22 of our Form 10-K for the fiscal year ended December 31, 2010, where we stated “This net reduction [in IBNR] was comprised of an increase of $19.8 million resulting from (i) a change in assumptions as to the appropriate loss reporting time lag for asbestos related exposures from two to three years and for environmental exposures from two to two and one-half years, which resulted in an increase in net IBNR reserves of $6.4 million, and . . . .”

With respect to the portion of the Staff’s comment relating to decreases in our IBNR reserves, in our September 2, 2011 response letter we repeated the disclosure of the factors supporting the reduction of IBNR for the years 2010, 2009 and 2008. This disclosure related to the reduction in aggregate IBNR for all lines of business, including those liabilities categorized as “all other.” We are unable to disclose separately the reasons for the reductions in IBNR for each line of business for those years as this would involve determining the impact on IBNR reserves from commutations and then separating that impact by line of business, neither of which are practicable. As we have disclosed in our periodic reports, we do not estimate our IBNR reserves on a policy-by-policy basis, but rather, those reserves are estimated by line of business. Consequently, when we commute a specific policy or group of policies, there is not an identifiable portion of our IBNR reserves that is released. Rather, at each year-end, we eliminate the historical loss development data related to the policies that have been commuted over that year and re-estimate our IBNR reserves from the ground up based on the revised historical loss data. The then-current IBNR estimate is not only influenced by commutations, but also by newly-reported claims, claims payments, policy acquisitions, and other factors, so the impact of the commutations cannot be isolated. Further, our commutations often involve the settlement of liabilities across multiple lines of business for a single payment. Consequently, even if we were to estimate the impact of commutations on IBNR reserves, the payment made to settle the liabilities could not be practicably allocated to the different lines of business. We propose to clarify in our future filings that the factors supporting reductions in IBNR relate to our aggregate liabilities by adding the following additional disclosure highlighted in bold and underlined text below:

Factors supporting reduction of IBNR in 2010 (Pages 17, 88-89 and 151 of our 2010 Form 10-K)

“The decrease in the aggregate estimate of IBNR loss reserves of $236.9 million was comprised of $67.8 million relating to asbestos liabilities, $4.2 million relating to environmental liabilities and $164.9 million relating to all other remaining liabilities. The aggregate reduction in IBNR of $236.9 million was a result of the application, on a basis consistent with the assumptions applied in the prior period, of our actuarial methodologies to revised historical loss development data following 90 commutations

Joel Parker

October 12, 2011

to estimate loss reserves required to cover liabilities for unpaid losses and loss adjustment expenses relating to non-commuted exposures. The prior period estimate of aggregate net IBNR liabilities was reduced as a result of the combined impact on all classes of business of loss development activity during 2010, including commutations and the favorable trend of loss development related to non-commuted policies compared to prior forecasts.”

Comment 2:

2.	In your proposed disclosure in response to prior comment five you state that “all prior historical loss development that relates to commuted exposures is eliminated to produce revised historical loss development for the remaining non-commuted exposures.” However, your current disclosure states that “the reduction in IBNR was a result of the application, on a basis consistent with the assumptions applied in the prior period, of our actuarial methodologies to loss data to estimate the loss reserves.” Please explain this apparent contradiction. In addition, revise your proposed disclosure to quantify the impact of commutations that occurred in each period and the impact of the corresponding changes in key assumptions for non-commuted exposures.

Response:

We will clarify our disclosure because we did not intend that the two sentences cited in the Staff’s comment be contradictory. We did eliminate all prior historical loss development data that related to commuted exposures. We then applied our reserving methodologies, using consistent assumptions, to that revised data pool. Estimates of insurance loss reserves utilize both historical data and assumptions related to the future. Commutations change our historical loss development data, not our reserving methodologies or assumptions. As noted in our response to Comment 1, when we have changed the assumptions used in our reserving methodologies due to other factors, we have disclosed those changes. See, for example, page 22 of our Form 10-K for the fiscal year ended December 31, 2010, where we stated “This net reduction [in IBNR] was comprised of an increase of $19.8 million resulting from (i) a change in assumptions as to the appropriate loss reporting time lag for asbestos related exposures from two to three years and for environmental exposures from two to two and one-half years, which resulted in an increase in net IBNR reserves of $6.4 million, and . . . .”

Beginning with our 2011 Form 10-K we propose to amend the following sentence included in factors supporting reduction of IBNR in 2010 (Pages 17, 88-89 and 151 of our 2010 Form 10-K) as highlighted in bold and underlined text below to better clarify our disclosure for our investors:

“The aggregate reduction in IBNR of $236.9 million was a result of the application, on a basis consistent with the assumptions applied in the prior period, of our actuarial methodologies to revised historical loss development data following 90 commutations to estimate the loss reserves required to cover liabilities for unpaid losses and loss adjustment expenses relating to non-commuted exposures.”

Joel Parker

October 12, 2011

With respect to the portion of the Staff’s comment relating to the quantitative impact of commutations occurring in each year, we refer to our response to Comment 1. At the end of each year, our actuaries estimate the level of IBNR required for non-commuted liabilities, not for commuted liabilities. Accordingly, we estimate our IBNR reserves from the ground up at the end of each year. The then-current IBNR estimate is not only influenced by commutations occurring during the year, but also by newly-reported claims, claims payments, policy acquisitions, and other factors, so the impact of the commutations cannot be isolated. Even if we were to estimate the impact of commutations on IBNR reserves each year, we believe the estimate would have the potential to be highly prejudicial to our operations as it would provide policyholders with a clear indication of our target pricing for commutations.

Comment 3:

Notes to the Consolidated Financial Statements

3. Acquisitions, page 122

3.	Please refer to prior comment six. You assert that disclosure of key assumptions, used in your reserve valuations, such as the risk margin and run-off assumptions or “estimated timing of reserve settlements,” would give competitors a roadmap to your acquisition process. We do not understand how disclosure of this information on an aggregate basis would be prejudicial to you, particularly given your belief that major participants in the acquisition run-off market use key assumptions to value acquired assets and liabilities that are consistent with key assumptions used by you. Please provide this information on an aggregate basis in your revised proposed disclosure to be included in future filings. Also, disclose on an aggregate basis the “projected life of the run-off” for your acquisitions.

Response:

Many of the key assumptions we make in accounting for acquisitions differ from one acquisition to the next based on various factors. Consequently, we do not believe these assumptions can be disclosed on an aggregate basis, and we believe that disclosing ranges for these assumptions would not provide investors with meaningful information with respect to the accounting of any individual acquisition. In addition, we continue to believe that disclosing the assumptions used would be materially prejudicial to us. While our competitors must make similar types of assumptions as we do in valuing potential acquisition targets, it is highly likely that their judgments as to the quantitative values that should be assigned to specific assumptions will be different than ours. Most of the acquisitions we complete are the result of a competitively run auction process. If the other participants in such auctions were able to estimate the price we are likely to bid for the target company because they have access to quantitative ranges of the assumptions we apply in valuing acquisitions, we would be significantly disadvantaged in the auction process.

Joel Parker

October 12, 2011

With respect to the Staff’s request that we disclose on an aggregate basis the projected life of the run-off for our acquisitions, we again believe that such information does not lend itself to being presented on that basis. The projected life of the run-off of each acquisition can vary significantly from one acquisition to the next, and there is no “rule of thumb” range within which we seek to complete each run-off. The natural expiration of certain liabilities of companies we acquire can be in excess of 35 years. Consistent with our business plan, we typically seek to run-off such liabilities over a significantly shorter period of time, but the long tail nature of the liabilities we acquire varies greatly between acquisitions. Consequently, the projected life of the run-off of each acquisition can vary greatly, and we do not believe that providing a range of projected scenarios would be meaningful to investors.

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If you have any questions about any of our responses to your comments or require further explanation, please do not hesitate to contact me at (441) 278-1445.

Sincerely,

/s/ Richard J. Harris
Richard J. Harris
Chief Financial Officer

cc:	Frank Wyman (Securities and Exchange Commission)
Don Abbott (Securities and Exchange Commission)
Robert C. Juelke, Esq. (Drinker Biddle & Reath LLP)
John Johnston (Deloitte & Touche Ltd., Hamilton, Bermuda)